
December 30, 2021

Jun Wang
Chief Executive Officer
Yubo International Biotech Limited
Room 105, Building 5, 31 Xishiku Avenue
Xicheng District, Beijing, China

> **Re: Yubo International Biotech Limited**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 9, 2021**
> **File No. 333-255805**

Dear Mr. Wang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 9, 2021 letter.

Amendment No. 4 to Form S-1 Filed December 9, 2021

Cover Page

1. We note your response to prior comment 1 and to comment 1 in our letter dated August 19, 2021. If true, disclose that the contractual arrangements you have with a variable interest entity (VIE) based in China have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or

become worthless.

2.	We note your response to prior comment 2 and to comment 2 in our letter dated August 19, 2021. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

3.	We note your response to prior comment 3 and to comment 3 in our letter dated August 19, 2021. If true, disclose that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations.

4.	We note your response to prior comment 4. Please expand your disclosure to state whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Prospectus Summary, page 1

5.	We note your response to prior comment 6 and to comment 6 in our letter dated August 19, 2021. Please expand to state whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE's operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

6.	We note your response to prior comment 7 and to comment 7 in our letter dated August 19, 2021 and reissue it in part. Please revise to address the following:
    • Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements;
    • Expand to identify the entity of your business responsible for meeting the PRC requirements for appropriation to the statutory reserves and identify any conditions you must satisfy to meet such requirements; and
    • Disclose, if true, that there has been no capital flow from from your WFOE, Yubo Chengdu, to the VIE, Yubo Beijing and describe your intentions for any such future capital flows.
    Your disclosure should make clear if no transfers, dividends, or distributions have been made to date among you and any of your subsidiaries and the VIE.

7.	We note your response to prior comment 8. Please revise the Summary section disclosure to clarify that you are the primary beneficiary of the VIE for accounting purposes and describe the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

8. We note your response to comment 8 in our letter dated August 19, 2021. To the extent you have not done so, please revise to ensure that the schedule depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately presents major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

9. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Risk Factors, page 6

10. We note your response to comment 9 in our letter dated August 19, 2021. We note from your audit opinion that you have a U.S. based auditor that is registered with the PCAOB and currently subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.

11. Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of "non-inspection years" from three years to two years, and thus, would reduce the time before a subject company's securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. If you do not believe you are subject to the HFCAA, please also disclose this and disclose the basis for your belief.

Risk Factors
We have a history of losses and may continue to incur losses in the future, which raises
substantial doubt..., page 22

12.   We note your disclosures regarding the "explanatory paragraph to our independent
        registered public accounting firm's report on our unaudited financial statements as of and
        for the nine months ended September 30, 2021." The independent registered public
        accounting firm's report on page F-2 is on the audited financial statements as of and for
        the year ended December 31, 2020. Please revise to reconcile this disclosure.

CAPITALIZATION, page 31

13.   Your cash balance presented on page F-21 is $62,953. Please tell us why this cash
        amount is omitted from your actual and as adjusted cash balances on page 31. Revise
        your presentation as necessary to correct this apparent inconsistency, and round your cash
        balance line items here on page 31 to the nearest dollar consistent with the rest of the
        presentation here.

Operating Expenses, page 55

14.   On page 58 you state that "During the next 12 months, Yubo expects to incur significant
        research and development expenses with respect to its products." Please disclose the
        amount of R&D expense for the three and nine months ended September 30, 2021 or
        provide a statement that such expense was not material for those periods, if true.

Results of Operations
Results of Operations for the Three Months Ended September 30, 2021 and for the Nine Months
Ended September 30, 2021
Sales, Cost of Goods Sold and Gross Profit, page 55

15.   Please explain the reason(s) for the significant decrease in oral liquid health products in
        the quarter ended September 30, 2021 compared to the first two quarters in 2021. Include
        in your discussion if you expect this decline to continue as a future trend or seasonal issue.

Notes to Consolidated Financial Statements
Note 2 Summary of Significant Accounting Policies
Principles of Consolidation, page F-8

16.   We note your discussion of the contractual arrangements on pages F-9 and F-27. Please
        revise to consistently refer to the entities using the same defined terms. For example, in
        the table of entities on pages F-8 and F-27 you define Yubo International Biotech
        (Chengdu) Limited as "Yubo Chengdu" but refer to it as "Yubo WFOE" in the description
        of the arrangements. Additionally, you refer to an agreement between Yubo, Yubo
        WFOE, and the Yubo Shareholders, however, none of the entities in the tables on page F-
        8 or F-27 are defined as solely "Yubo."

You may contact Sasha Parikh at 202-551-3627 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mark C. Lee, Esq.